SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 1993
A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:
SAFEGUARD SCIENTIFICS, INC.
STOCK SAVINGS PLAN
B.  Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office:
SAFEGUARD SCIENTIFICS, INC.
800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087
Item 1. Changes in the Plan.
	Effective January 1, 1992 Safeguard Scientifics, Inc. (the "Company") made contributions at all Company locations, equal to 75% of an employee's pretax contribution to the extent the employee's pretax contribution does not exceed 4% of their compensation. In 1991, the Company made contributions equal to 75% of an employee's pretax contributions for each participating employee only at the Minneapolis,
MN and Green Bay, WI locations, and 50% at all other locations.
Item 2. Changes in Investment Policy.
	Safeguard Scientifics, Inc., and Cambridge Technology Partners
(CTP) completed a rights offering in May 1993. Each plan participant was offered a one-time investment election to purchase CTP common stock, based upon the number of
Company shares held as of the rights offering date.

Item 3. Contributions Under the Plan.
			Not applicable.
Item 4. Participating Employees.
			As of December 31, 1993, the end of the Plan's fiscal
year, there were
278 employees who were active participants in the Plan.
Item 5. Administration of the Plan.
			(a)  The Safeguard Scientifics, Inc. Stock Savings
Plan (the "Plan") is
managed and administered by the Stock Savings Plan Committee.  The members are
appointed by the Board of Directors of the Company for indeterminate terms and may be
removed at any time by the Board of Directors with or without cause.
			The Stock Savings Plan Committee consists of the
following officers
or employees of the Company whose addresses are 800 The
Safeguard Building, 435 Devon Park Drive, Wayne, PA  19087.
		Name	              Position with the Company
Thelma R. Brinson          Office Manager         Michael W.
Miles           Vice-President and Controller
Gerald M. Wilk, Vice-President Finance, James A. Ounsworth,
Vice- President, General Counsel, and John T. Sheehan, Controller, Field Operations of the
Company, are Trustees of the Plan. As Trustees they have the responsibility to receive, hold, invest and reinvest Plan contributions, interest, dividends and other income for the exclusive benefit of the members of the Plan and their beneficiaries. The Company has the right to remove a Trustee at any time and a Trustee may at any time resign by delivering written notice of such resignation to the Company. The Trustees have the right to vote all shares of stock held by them under the Plan unless they receive instructions on how to vote from participants as to the shares held for their account.
			(b) During the fiscal year, no compensation was paid by the Plan to the Trustees or to the members of the Plan Committee. Administrative expenses incurred in the operation of the Plan are paid by the Company.
Item 6. Custodian of Investments.
			(a) The custodians of the investments are the Trustees of the Plan as named in Item 5 above.
			(b) During the fiscal year no compensation was paid by the Plan to the custodians.
Item 7. Reports to Participating Employees.
			The Plan issues individual statements as soon as practicable after the end of each interim quarter and at the end of the Plan's fiscal year to each participant with respect to the status of the participant's account.
			A prospectus is made available to participants prior to the election of investment choices during the Plan's fiscal year and a supplemental appendix thereto is furnished annually to participants who have elected to have part or all of their own contributions invested in the SSI Common Stock Fund.

		Pursuant to the requirements of the Employee Retirement
Income
Security Act of 1974, a summary plan description is furnished and an annual report of the
Company is made available to all participants.
Item 8. Investment of Funds.
		(a)     If a substantial part of the assets of the Plan is
invested in
securities other than those of the employer, its parents or
subsidiaries, state:
		(1)     The aggregate dollar amount of brokerage commissions
paid by the
Plan during the three most recent fiscal years:  None
		(2)     (i)  The aggregate dollar amount, if any, of
brokerage commissions
paid by the Plan during the three most recent fiscal years
to any broker (A) which is an affiliated person of the plan, (B)  which is an affiliated
person of such person or (C)  an affiliated person of which is an affiliated person of the
Plan, or its investment adviser or principal underwriter, and that cause the broker to be
included in the statement; (ii) the percentage of the Plan's aggregate brokerage
commissions paid to each such broker during the most recent fiscal year;
(iii) the
percentage of the Plan's aggregate dollar amount of transactions involving the payment
of commissions effected through each such broker during the most recent fiscal year;
and (iv)  when there is a material difference in the percentage of brokerage commissions
paid to, and the percentage of brokerage transactions effected through, and such broker,
the reasons therefore:  None
	For the purpose of this Item, "affiliated person", "principal underwriter" and "investment adviser" shall have the same meaning as in the Investment
Company Act of	1940.  These definitions
shall be read as if the plan were an investment company within the meaning of that Act.
		(b)     If, during the last fiscal year, the plan or its
investment
manager, pursuant to an agreement of understanding with a broker or otherwise through an internal allocation procedure, directed the plan's brokerage transactions to a broker or
brokers because of research services provided, state the amount of such transactions and related commissions:  None
Item 9. Financial Statements and Exhibits.
		(a)     Financial Statements:
It is impractical to provide at this time the required financial statements.  Those
financial statements will be filed as soon as practicable, but not later than June 29, 1994.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the members
of the Safeguard Scientifics, Inc. Stock Savings Plan Committee have duly caused this
annual report to be signed by the undersigned thereunto duly authorized.
SAFEGUARD
SCIENTIFICS, INC.
STOCK SAVINGS PLAN
COMMITTEE
Date:  March 30, 1994           By	/s/ Michael W. Miles
				Vice-President and
Controller

the Safeguard Scientifics, Inc. Stock Savings Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.